CONSENT OF EXPERT

The undersigned hereby consents to the references to, and the information derived from, the reports titled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated August 31, 2010, “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated effective July 15, 2015, and “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”, dated effective October 17, 2016, and to the references to the undersigned’s name included in or incorporated by reference in the Form 40-F being filed by Platinum Group Metals Ltd. (the “Company”) with the U.S. Securities and Exchange Commission for the fiscal year ended August 31, 2016, the Annual Information Form and Management’s Discussion and Analysis of the Company for the year then ended, which are incorporated by reference therein, and the Company’s registration statement on Form F-10 (No. 333-213985).

/s/ Charles J. Muller
Charles J. Muller
Date: November 29, 2016